082-34725

07023328

Agricore United

RECEIVED

2007 MAY -8 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED

MAY 15 2007

THOMSON FINANCIAL

AGRICORE UNITED AND JAMES RICHARDSON INTERNATIONAL ANNOUNCE MAILING OF FORMAL OFFERS TO SHAREHOLDERS

WINNIPEG, MANITOBA—(May 4, 2007) — Agricore United (TSX:AU) and James Richardson International Limited (JRI) today announced that they have begun mailing JRI's formal offers, together with AU's circular recommending the acceptance of the offers by AU shareholders.

The documents sent to AU shareholders contain important information related to JRI's all-cash offers to acquire all of the limited voting common shares of AU for $19.25 per share and all of the Series A convertible preferred shares of AU for $24.00 per share (plus accrued and unpaid dividends).

"This transaction provides immediate and certain value to AU shareholders and will create a strong global partner for Canadian farmers," says JRI Chairman, Hartley Richardson. "With support from AU's shareholders, we can complete this transaction and get on with the business of creating new market opportunities for Canadian farmers."

"For many of our farmer shareholders, this is a very busy time of year," notes Wayne Drul, Chair, Agricore United. "We are making every effort to ensure that our shareholders are aware that these important documents are in the mail so that they look for them and act promptly. The AU Board, including our 12 farmer-directors, has unanimously approved this transaction and recommends that AU shareholders accept by returning the required forms and their AU share certificates without delay."

The combined business will operate as Richardson Agricore and will be 100 percent Canadian-owned. For more information, please visit www.richardsonagricore.com. Copies of the documents will also be available at www.sedar.com, www.agricoreunited.com and www.richardsonagricore.com.

The JRI offers will expire on June 12, 2007, unless extended, and remain subject to certain conditions, including the support of the transaction by holders of at least 75 percent of the outstanding limited voting common shares and the receipt of necessary regulatory clearances.

Update on Saskatchewan Wheat Pool Offer

The AU Board of Directors maintains its recommendation that AU shareholders reject the SaskPool offer and not tender their AU shares to that offer. AU shareholders who have already tendered their shares to the SaskPool offer must withdraw them in order to accept the JRI offers. For assistance in doing so, AU shareholders are urged to contact Georgeson, AU's information and proxy solicitation agent, toll-free within North America at 1-866-598-9684.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

About James Richardson International Limited

JRI, a subsidiary of James Richardson & Sons, Limited, is the largest privately owned Canadian agribusiness. It handles all major grains, oilseeds and special crops and sells crop inputs and related services through farm service centres throughout Canada. JRI, which has 1100 employees, is also actively involved in food processing through its subsidiary Canbra Foods Ltd. It has a strong history of growth and profitable operations.

James Richardson & Sons, Limited, established in 1857, is a privately-owned Canadian corporation. Headquartered in Winnipeg, the firm is involved in the international grain trade, real estate, energy, financial services and investments.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agricore United
Investors:
Georgeson
Toll Free: 1-866-598-9684

or

Agricore United
Lori Robidoux
Vice President, Corporate Finance and Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Agricore United
Media: Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com
Website: www.agricoreunited.com

or

James Richardson International Limited
Jean-Marc Ruest
Assistant Vice-President, Legal and Industry Affairs
(204) 934-5488
Email: Jean-Marc.Ruest@jri.ca

or

Longview Communications Inc.
Alan Bayless
Direct: (604) 694-6035
Mobile: (604) 417-9645
Email: abayless@longviewcomms.ca

END